Exhibit 99.2

TNL Mediagene (Nasdaq: TNMG)

PRESS RELEASE

TNL Mediagene Completes Full Repayment of Senior Convertible Note and Mutually Terminates Note Purchase Agreement with 3i, LP

-	TNL Mediagene has repaid in full all principal and accrued interest under the senior convertible note issued to 3i, LP in December 2025.

-	The Company and 3i, LP have mutually agreed to terminate the underlying securities purchase agreement in full, together with the related notes, registration rights agreement, subsidiary guarantee and transfer agent instructions, with mutual releases.

-	No convertible notes remain outstanding under the facility, which was established to fund the Company’s Nasdaq listing.

-	The termination follows the Company’s full repayment of the initial senior convertible note under the same facility in November 2025.

TOKYO, JAPAN, July 28, 2026 — TNL Mediagene (Nasdaq: TNMG) (the “Company”), a technology and digital media company providing AI-driven advertising, marketing technology, content commerce and data analytics solutions, and operating multi-language digital media brands across Asia, today announced that it has completed the full repayment of the senior convertible note issued to 3i, LP (“3i”) in December 2025 and that the Company and 3i have mutually agreed to terminate the underlying securities purchase agreement in its entirety.

On July 8, 2026, the Company made the final payment for the senior convertible note issued to 3i on December 8, 2025 (the “Second Note”) with the initial principal amount of $1,666,667.00 and the accrued interest of $150,000.03, and the Second Note was fully repaid on the same date. For the repayments of the Second Note, the Company has made payments in shares totaling 3,381,700 ordinary shares.

On July 23, 2026, the Company and 3i entered into a Termination Agreement pursuant to which the securities purchase agreement dated November 25, 2024, as amended (the “Note SPA”), was terminated in full, together with the related notes, registration rights agreement, subsidiary guarantee and irrevocable transfer agent instructions. The Termination Agreement was entered into by mutual written consent in accordance with the terms of the Note SPA and provides for mutual releases between the parties.

The Note SPA was established in connection with the Company’s business combination and Nasdaq listing in December 2024, and the notes issued under it funded the Company’s listing-related expenses and other expenses. The initial senior convertible note issued under the facility, in the principal amount of $4,722,222, was repaid in full on November 11, 2025. With the repayment of the Second Note and the termination of the Note SPA, the facility has served its purpose and no convertible notes remain outstanding under it, substantially reducing convertible-instrument-related dilution and overhang on the Company’s ordinary shares.

“Completing this repayment and terminating the facility marks the conclusion of the financing structure we put in place to fund our public listing. We appreciate 3i’s support through that period and are pleased to have concluded the arrangement on mutually agreed terms. Retiring this debt and simplifying our financing arrangements allows us to align our capital structure with our strategic direction as a technology business. We can now direct investor attention to the execution of our technology strategy rather than to financing mechanics,” said Joey Chung , Co-Founder and President of TNL Mediagene.

The Company’s ordinary share purchase agreement with Tumim Stone Capital, LLC and the related registration rights agreement remain in effect, and the warrant issued to 3i in December 2025 remains outstanding in accordance with its terms.

About TNL Mediagene

Headquartered in Tokyo, TNL Mediagene (Nasdaq: TNMG) is a technology company providing AI-powered advertising, marketing technology, content commerce, and data analytics solutions to brands and agencies across Asia. Formed in May 2023 through the merger of Japan’s Mediagene Inc. and Taiwan’s The News Lens Co., Ltd., the Company combines advertising and marketing technology platforms with a portfolio of established digital media brands to deliver integrated solutions for the evolving digital landscape.

The Company’s technology offerings include AI-driven advertising, marketing and digital studio services, content commerce, and advanced data analytics capabilities. These solutions are supported by the Company’s well-established multi-language digital media brands in Japanese, Chinese, and English, spanning business, technology, lifestyle, and culture, which provide audience engagement and first-party data.

Known for its appeal to younger audiences, and high-quality content, TNL Mediagene has approximately 480 employees with offices in Japan and Taiwan.

https://www.tnlmediagene.com/

For further information, please contact:

Media: PR@tnlmediagene.com

Investors: IR@tnlmediagene.com

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. Forward-looking statements generally relate to future events or TNL Mediagene’s future financial or operating performance. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “aim,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Forward-looking statements in this communication include, but are not limited to, statements about TNL Mediagene’s future business plan and growth strategies and statements by TNL Mediagene’s management. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission, including the risks and uncertainties set forth under the heading “Risk Factors” in TNL Mediagene’s Annual Report on Form 20-F filed on April 30, 2026, as may be supplemented or amended by the TNL Mediagene’s Reports of a Foreign Private Issuer on Form 6-K. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.

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